EXHIBIT 99.80

PRESIDENT'S REPORT TO THE SHAREHOLDERS
DATED FEBRUARY 4, 2011

TASMAN METALS LIMITED
President’s Report to the Shareholders

I am pleased to present the President's Report for Tasman Metals Ltd’s (“Tasman”) first full year of operation.  Tasman is focussed on the exploration and development of heavy rare earth element projects in Scandinavia, in particular the Company’s 100% owned Norra Kärr project in southern Sweden.

The past twelve months have been very positive for Tasman, with both project fundamentals and the rare earth sector as a whole acting to deliver significant growth for shareholders.  Tasman has taken advantage of its “first-mover” position in Scandinavia, its flagship heavy rare earth project and a strong market to finance the Company well and deliver on corporate objectives.

Key milestones achieved during the year included:

•	Drilling of 26 holes at Norra Kärr over an 800 metre strike, which discovered and defined a previously undrilled rare earth element – zirconium enriched peralkaline intrusion.

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On the basis of these 26 holes, the calculation and issuance of a first Inferred Mineral Resource on the Norra Kärr.  This Mineral Resource defined Norra Kärr as a highly significant heavy rare earth element project on a global scale, with the base case calculation indicating contained REE’s of 326,700 tonnes.

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This Mineral Resource also highlighted the unusual enrichment of Norra Kärr in the high value heavy rare earth elements that are in particularly short supply due to the impact of the rare earth element export quotas from China.  This enrichment plus the “second to none” infrastructure that exists in the vicinity of Norra Kärr, suggest the project could be rapidly advanced to producing status.

•	Initiation of metallurgical testing of the Norra Kärr, with a 100 kg sample delivered to SGS Mineral Services in Canada in December 2010.

•	Acquisition of the Otanmäki rare earth element – niobium project in Finland, and the subsequent flying of an aeromagnetic and radiometric survey, defining new geological trends.

•	Acquisition of the former producing Korsnas rare earth element – lead mine in Finland.

•	Acquisition of the Bastnas rare earth element project, famous for its high rare earth element grades.

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Due to the success of the Company’s REE exploration, Tasman partnered with Scandinavian Resources Ltd (ASX:SCR) and Beowulf Mining plc (AIM:BEM) during the year to advance exploration on the Company’s iron ore projects.  Tasman is a significant shareholder in both companies, and remains free carried to feasibility study on various iron ore projects.

•	Tasman maintains a strong cash position with focussed and experienced management. Tasman’s total cash holdings amount to approximately C$12 million with zero debt.

Tasman is well financed with a broad range of exciting strategic metal properties, and is well placed to provide Europe with an alternative supply option for rare earth elements.  We look forward to a positive year ahead, with anticipated milestones including advancement of metallurgical work, upgrading the confidence of the Norra Kärr resource, and completion of a preliminary economic assessment.

On behalf of the Board of Directors, I would again like to thank our highly capable staff and consultants for their dedicated efforts during the year and our shareholders and stakeholders for your continued support.

“Mark Saxon”

Mark Saxon
President and CEO
Vancouver, British Columbia Canada,
February 4, 2011